

January 29, 2014

Via E-mail
Joseph A. Heater
Chief Financial Officer
WPCS International Incorporated
One East Uwchlan Avenue, Suite 301
Exton, PA 19341

> **Re:**   **WPCS International Incorporated**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed January 17, 2014**
> **File No. 001-34643**

Dear Mr. Giordano:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise your preliminary proxy to consistently represent the Purchase Price of the Pride Group. We note that on page 6 of the Summary Term Sheet, for example, you refer to the Purchase Price as "$1.4 million," but on page 16 your refer to the Purchase Price as both "$1.4 million" and "AUD $1.4 million."

2. We note Proposal 2 to amend your Articles of Incorporation to increase your authorized common stock and that this increase may be necessary to complete your obligations pursuant to the Stock Purchase Agreement dated December 17, 2013 used to purchase 100% of the outstanding membership interests in BTX, causing BTX to become a wholly-owned subsidiary. Therefore, please revise your preliminary proxy statement to provide the disclosure required by Schedule 14A regarding the transaction, including the disclosure under Item 14. See Note A to Schedule 14A. Alternatively, explain why such disclosure would not be required in this proxy statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kate Beukenkamp, Attorney-Advisor, at 202-551-6971 or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
      James M. Turner, Esq.
      Sichenzia Ross Friedman Ference LLP